SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F       X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated October 10, 2007, entitled “Set-top Boxes Using Spreadtrum’s AVS SV6111 Decoder Chip Passed China Netcom’s Commercial Trial Tests.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: October 16, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated October 10, 2007, entitled “Set-top Boxes Using Spreadtrum’s AVS SV6111 Decoder Chip Passed China Netcom’s Commercial Trial Tests.”

Exhibit 99.1

Set-top Boxes Using Spreadtrum’s AVS SV6111 Decoder

Chip Passed China Netcom’s Commercial Trial Tests

Shanghai, China, October 10, 2007 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that set-top boxes (STB) using Spreadtrum’s AVS SV6111 chip solutions successfully passed the first commercial trial tests based on AVS standard conducted by China Netcom (CNC) in Dalian, achieving all performance goals set by China Netcom for this commercial trial.

The SV6111 chip being used by the STB manufacturer is the industry’s first commercially produced AVS audio/video decoder chip, which Spreadtrum announced at its Technology Forum in August 2007. The SV6111 product includes all of the decoding functions required by the AVS standard, while at the same time supporting MPEG-2 specifications. Utilizing advanced SoC technology that integrates critical software with the hardware processing system, the SV6111 provides a robust AVS audio/video decoder solution with a low cost of production and low power consumption.

In addition, set-top boxes using Spreadtrum’s SV6111 solutions were the only ASIC-based solutions that adopted AVS standards among manufacturer who participated in the tests. Compared with the other set-top boxes using non-ASIC solutions, the Company believes that set-top boxes using Spreadtrum’s solution generally should have lower cost and higher reliability. Commenting on the successful outcome, Dr. Qiang Cao, Spreadtrum’s Vice President of Marketing, said “The successful trials demonstrated the feasibility and applicability of our solution in a real world application and showed our continuing commitment to the promotion of the AVS standard.”

Spreadtrum has commenced sampling of the SV6111 and expects deployment by its customers of commercial products based on these chips in the near future.

AVS is the second generation source coding-decoding standard independently created by China. For more information on AVS, please go to the Audio and Video Coding Standard Workgroup of China, at http://www.avs.org.cn/en/.

About Spreadtrum:

Spreadtrum Communications, Inc. is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s continuing commitment to the promotion of the AVS standard, and Spreadtrum’s expectation that commercial products based on the SV6111 chips will be deployed by its customers in the near future. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual achievements and market trends to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, unpredictable changes in technology and consumer demand for audio/video products; uncertainty regarding the timing and pace of the commercial deployment of AVS-based products in China; and Spreadtrum’s ability to sustain its development in AVS semiconductor chips; and the state of and any change in Spreadtrum’s relationships with its major customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-62702988 x217

E-mail: william.shi@spreadtrum.com